October 11, 2017

VIA EDGAR TRANSMISSION

H. Roger Schwall, Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re: Petróleo Brasileiro S.A.–Petrobras

Form 20-F for Fiscal Year Ended December 31, 2016

Filed April 27, 2017

File No. 001-15106

Dear Mr. Schwall:

By letter dated September 26, 2017, you provided certain comments on the annual report on Form 20-F of Petróleo Brasileiro S.A. – Petrobras (the “Company,” “Petrobras” or “we”) for the year ended December 31, 2016 (the “2016 Form 20-F”). This letter sets forth our responses to these comments. For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Comment 1:

We note your disclosure of the percentages of the Company’s total net reserves that D&M audited relating to the properties you own in Brazil and properties you operate in the United States as of December 31, 2016. Please expand your disclosure to additionally quantify the overall proportion of the Company’s total proved reserves that were audited and not audited at December 31, 2016. This comment also applies to the disclosure in the reserves report filed as Exhibit 99.1 regarding clarification of the proportion of the Company’s total reserves covered by the report pursuant to the requirements in Item 1202(a)(8)(iii) of Regulation S-K.

Response:

DeGolyer and MacNaughton (“D&M”) audited 96% of our total proved reserves at December 31, 2016. The proportion of our total reserves covered by the D&M reports and the geographic area in which the covered reserves are located are summarized in the table below.

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Country/Region	SEC Proved Reserves* (in mmboe)	Audited Reserves (in mmboe)	Unaudited Reserves (in mmboe)	Proportion of Reserves Audited (%)
Brazil	9,462	9,221	0.241	97
Brazil Synthetic Oil and Gas	8.3	0	8.3	0
North America Operated	27	27	0	100
North America Non-Operated	84	0	84	0
Other Countries	91	0	91	0
Total Proved Reserves	9,672	9,249	0.423	96

* at December 31, 2016 in million barrels of oil equivalent

In response to the staff’s comment, we will expand the disclosure in our future annual reports under “Presentation of Information Concerning Reserves” to include the proportion of total proved reserves that were audited and not audited. We included two third-party reports in Exhibit 99.1 of the 2016 Form 20-F, one of which covers our properties located in Brazil and offshore and the other of which covers our properties located in the U.S. Gulf of Mexico. In our future annual reports, each of the reports included in Exhibit 99.1 will continue to include information regarding the proportion of our total reserves covered by such third-party report within the applicable jurisdiction.

Comment 2:

The disclosure of the changes that occurred during the year on a company-wide basis in proved undeveloped reserves appears to be limited to the net quantities converted to developed reserves. In light of the requirements in Item 1203(b) of Regulation S-K, please determine if additional disclosure is required, and if so, revise your filing to incorporate the additional information or tell us why additional disclosure is not required.

Response:

Pursuant to Item 1203(b) of Regulation S-K, we disclosed all required information regarding material changes in proved undeveloped reserves that occurred in 2016 on pages 83 and 84 of our 2016 Form 20-F. Those changes were due to the conversion of proved undeveloped reserves into proved developed reserves and to revisions to our previous estimates.

Proved undeveloped reserves of fields located outside of Brazil represent only 2% of our proved undeveloped reserves. Therefore, we do not believe that additional disclosure is necessary, other than the information provided under section “Changes in Proved Reserves” of the 2016 Form 20-F, and described in our response to Comment 3 below.

Comment 3:

We note that you do not provide an explanation of the underlying causes for the revisions to the previous estimates of your proved undeveloped reserves. Please expand your disclosure to provide an appropriate narrative explanation and the net quantities relating to each individual factor, including offsetting factors, so that the change in net reserves if fully explained. Your disclosure of revisions in the previous estimates of reserves should

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identify such factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K. This comment also applies to the disclosure of the changes related to the revisions of previous estimates and improved recovery that occurred in your total proved reserves for each of the periods presented pursuant to FASB ASC 932-235-50-5.

Response:

In the onshore and offshore post-salt fields, in Brazil and in the U.S., the technical revisions to our previous estimates for total proved reserves and proved undeveloped reserves resulted from new production development well drilling and better reservoir response. In the pre-salt area, the technical revisions resulted from positive answers from the reservoirs, recovery mechanisms (water injection) and operating efficiency of production systems in operation, as well as the growing drilling activities and tie-back activities, in the Santos and in the Campos Basin, both in Brazil. Those technical revisions represent an addition of 341.4 million boe in total proved reserves and 144.7 million boe in proved undeveloped reserves. The revisions due to the change in prices and economic assumptions represent a decrease of 210.5 million boe in total proved reserves and a decrease of 176.5 million boe in proved undeveloped reserves. The total revisions to our previous estimates resulted in a net addition of 131 million boe in proved reserves and in a net addition of 32 million boe in proved undeveloped reserves in Brazil.

In response to the staff’s comment, we will expand the discussion in our future annual reports to include a more detailed explanation of any underlying cause for revisions to previous estimates.

Comment 4:

Please expand the disclosure of production presented as average daily rates to provide this information as annual volumes for each of the last three fiscal years by final product sold with disclosure by geographical area and for each country and field that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K.

Response:

We disclose information regarding production as average daily rates for each of the last three fiscal years by final product sold with disclosure by geographical area and for each country and field that contains 15% or more of our total proved reserves under section “–Additional Reserves and Production Information – Changes in Proved Reserves” of our 2016 Form 20-F. We are including such information as annual volumes for each of the last three fiscal years in Annex A, enclosed hereto.

In response to the staff’s comment, we will expand the discussion in our future annual reports to include information as annual volumes for each of the last three fiscal years, as provided by Annex A, under section “–Additional Reserves and Production Information – Changes in Proved Reserves.”

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Comment 5:

Please expand your disclosure to separately provide natural gas liquids (NGLs) production as part of your presentation or as footnote disclosure here and throughout your filing or explain to us why a revision is not required. The staff considers natural gas liquids to be a separate product type under Item 1204(a) of Regulation S-K and FASB ASC 932-235-50-5. This comment also applies to the separate disclosure of the average sales price per unit of natural gas liquids produced on page 93 pursuant to Item 1204(b)(1) of Regulation S-K.

Response:

Our oil production also includes the liquids resulting from gas processing, referred to herein as NGLs. The volume of NGLs resulting from gas processing represents only 5% of the total oil production, shown on table “Hydrocarbon Production by Geographic Area” in the 2016 Form 20-F (page 90 of the 2016 Form 20-F). Based on the total oil production, we do not consider such amount to be material and, therefore, we do not separately disclose the volume and the average sales price per unit of NGLs in our annual reports.

In response to the staff’s comment, please refer to Annex A for further details on our NGLs production and Annex B for further details on the average sales price per unit of NGLs.

Comment 6:

Please expand your disclosure to provide separate disclosure of natural gas liquids (NGLs) reserves as part of your presentation or as footnote disclosure here and throughout your filing or explain to us why a revision is not required. The staff considers natural gas liquids to be a separate product type under Item 1202(a)(1) of Regulation S-K and FASB ASC 932-235-50-4. This comment also applies to the disclosure of the changes in your proved reserves pursuant to FASB ASC 932-235-50-5 and the disclosure of the net quantities of proved reserves audited in the reserves report filed as Exhibit 99.1 under Item 1202(a)(8)(ix) of Regulation S-K.

Response:

We estimate our oil and gas reserves at a reference point prior to the gas processing plants. As a consequence, we book reserves of oil and wet natural gas only and, as such, we do not separately estimate reserves of natural gas liquids (NGLs).

Comment 7:

We note disclosure in footnote one on page 87 indicating the natural gas production volumes used in the reconciliation include flared gas consumed in operations. Please expand your disclosure to clarify that your proved reserves also include fuel gas volumes and provide the net quantities of fuel gas reserves, if material. This comment applies to the disclosure of proved reserves here and through your filing including the disclosure under FASB ASC 932-235-50-4 and 50-5.

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Response:

Our disclosure of proved gas reserves also includes fuel gas volumes, which represent 25% of our proved reserves of natural gas.

In response to the staff’s comment, we will expand the discussion in our future annual reports to include disclosure to clarify that our proved reserves also include fuel gas volumes and to provide the net quantities of fuel gas reserves under “–Additional Reserves and Production Information.”

Comment 8:

We note that you do not disclosure the gross and net amounts of acreage that will expire for each year the expiring acreage represents a material amount of your total net undeveloped acreage. In light of the requirements in Item 1208(b) of Regulation S-K, please determine if additional disclosure is required, and if so, revise your filing to incorporate the additional information or tell us why additional disclosure is not required. Also note that Item 1208 of Regulation S-K requires the disclosure of the total amounts of gross and net acreage; however, does not require that you express the acreage amounts separately for oil and for gas.

Response:

On page 88 of the 2016 Form 20-F, we inform that “we do not have any material acreage expiring before 2025.” After 2025, the net amounts of net undeveloped acreage of oil and gas that will expire for each year are presented in the table below.

All concession agreements to which we are a party include provisions for contract renewal and we are currently renegotiating the renewal of some of these agreements. The scheduled expiration of concessions for undeveloped acreage is detailed in the table below.

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Net Undeveloped Acreage Expiration per Year Oil and Natural Gas
Year	In Acres	% of Acres*
2025	97,489.5	13.7
2029	6,987.2	1.0
2030	15,960.7	2.2
2031	43,399.4	6.1
2033	214,677.5	30.2
2034	6,350.7	0.9
2035	3,518.3	0.5
2036	1,425.7	0.2
2037	5,130.2	0.7
2038	2,983.1	0.4
2039	20,754.9	2.9
2040	49,882.9	7.0
2041	209,963.6	29.5
2042	7,935.3	1.1
2043	894.5	0.1
2051	22,835.0	3.2
N/A**	1,676.4	0.2
Total	711,864.8	100
* Percentage of undeveloped acreage to expire out of total current amount of undeveloped acreage. ** Includes acreage in the U.S. with no expiration date.

Comment 9:

Please expand your disclosure to clarify if the costs associated with the abandonment of your proved properties, including the costs related to the future proved undeveloped locations, have been included. Refer to FASB ASC 932-235-50-36.

If such costs have been omitted, please tell us why a revision in the calculation of the standardized measure is not necessary.

Response:

Pursuant to FASB ASC 932-235-50-31, the abandonment cost of our proved properties (including the costs related to the future proved undeveloped locations) are included in “future production costs” under “Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Quantities and Changes Therein,” on page F-137 of our annual report on Form 20-F.

* * * * *

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2016 Form 20-F; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2016 Form 20-F; and that we may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +(55 21) 3224-2401 or Francesca Odell of Cleary Gottlieb Steen & Hamilton LLP at +1 (212) 225-2530.

Sincerely,

/s/ Ivan de Souza Monteiro

Ivan de Souza Monteiro

Chief Financial Officer

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ANNEX A

	Hydrocarbon Production by Geographic Area
	2016						2015						2014
	Oil (mbbl)	NGL (mbbl)	Synth. Oil (mbbl)	Nat. Gas (mmcf)	Synth. Gas (mmcf)	Total (mboe)	Oil (mbbl)	NGL (mbbl)	Synth. Oil (mbbl)	Nat. Gas (mmcf)	Synth. Gas (mmcf)	Total (mboe)	Oil (mbbl)	NGL (mbbl)	Synth. Oil (mbbl)	Nat. Gas (mmcf)	Synth. Gas (mmcf)	Total (mboe)
	(5)	(6)	(4)	(1)	(1)(4)		(5)	(6)	(4)	(1)	(1)(4)		(5)	(6)	(4)	(1)	(1)(4)
Brazil*	748,329.8	35,532.4	915.0	533,815.1	209.0	873,801.8	742,995.6	32,811.9	1,022.0	563,085.5	328.5	870,707.5	707,866.6	33,630.9	1,058.5	547,281.0	365.0	833,806.0
Lula field (2)	125,459.6			93,711.1		141,078.1	77,592.1			51,914.0		86,244.4	39,557.0			25,518,2		43,810.1
Búzios field (2)	3,262.4			0.0		3,262.4	2,386.8			0.0		2,386.8	70.8			0.0		70.8
Other	619,607.9			440,103.9		729,461.3	663,016.8			511,171.5		782,076.3	668,238.8			521,762.8		789,925.2
International
South America (outside of Brazil)	8,007.7			144,728.7		32,129.2	14,089.0			173,338.5		42,997.0	20,914.5			199,253.5		54,123.4
North America	12,093.3			32,054.7		17,435.8	11,169.0			24,528.0		15,257.0	9,964.5			4,672.0		10,767.5
Total International	20,101.0			176,783.4		49,564.9	25,258.0			197,866.5		58,254.0	30,879.0			203,925.5		64,890.9
Total consolidated production	768,430.8	35,532.4	915.0	710,598.5	209.0	923,366.7	768,253.6	32,811.9	1,022.0	760,952.0	328.5	928,961.5	738,745.6	33,630.9	1,058.5	751,206.5	365.0	898,696.9
Equity and non-consolidated affiliates (3)
South America (outside of Brazil)	476.3			126.7		476.3	1,241.0			310.3		1,277.5	1,679.0			584.0		1,788.5
Africa	8,705.3					8,726.5	9,709.0					9,709.0	9,709.0					9,709.0
Worldwide production	777,612.5	35,532.4	915.0	710,725.2	209.0	932,569.5	779,203.6	32,811.9	1,022.0	761,262.3	328.5	939,948.0	750,133.6	33,630.9	1,058.5	751,790.5	365.0	910,194.4

(1)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and reinjected gas and gas consumed in operations.
(2)	Búzios and Lula fields are separately included as they contain more than 15% of our total proved reserves each.
(3)	Equity-accounted investees.
(4)	We produce synthetic oil and synthetic gas from oil shale deposits in São Mateus do Sul, in the Paraná Basin of Brazil.
(5)	Oil production includes production from extended well tests.
(6)	NGL refers to the liquid resulting from the processing of natural gas and containing the heavier gaseous hydrocarbons.
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ANNEX B

Average Sales Price Per Unit of Natural Gas Liquids Produced (in US$)
	2016			2015			2014
	Brazil	South America (outside of Brazil)	North America	Brazil	South America (outside of Brazil)	North America	Brazil	South America (outside of Brazil)	North America
Oil, per barrel	39.37	55.53	37.70	42.16	67.29	46.37	87.74	81.06	91.68
NGL, per barrel	34.48	16.74	18.21	42.93	18.56	17.53	72.70	45.14	37.16

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